VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

June 23, 2015

Re:    Assured Guaranty Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated June 10, 2015, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2014 (the "Form 10-K") for Assured Guaranty Ltd. (“AGL”, and together with its subsidiaries, “Assured Guaranty” or the “Company”).
We appreciate the Staff’s comments, which we reproduced below in italicized text in the order they appeared in the Staff’s comment letter. Our responses follow each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Estimates and Assumptions, page 79

1.
Although you identify, among others, that your estimates of expected losses are inherently subjective and complex, you do not appear to provide critical accounting estimates disclosure associated with these estimates and their impact on your loss reserves. It is apparent from disclosure in Note 6 on pages 177 and 179 that you provide some sensitivity discussion on your estimate of expected losses for U.S. first lien and second lien/HELOC RMBS contracts but do not quantify the impact on your loss reserves or provide sensitivity discussion for other significant expected losses, such as your other structured finance and U.S. public finance categories. Please tell us why such disclosure is not warranted or provide us proposed disclosure, including sensitivity to changes in material assumptions, to be included in future periodic reports. Please see FRC 501.14 added by FR-72.

Company Response

The Company discloses expected losses and the related critical accounting estimates, based on criteria described below, with the goal of meeting the requirements of FCR 501.14 and providing the most useful information possible to investors. Expected losses to be paid represent the estimated future remaining net claim payments to be made, and economic development includes the full economic effect of changes in timing and assumptions on expected losses. Management believes these to be the most meaningful measures of the Company's remaining cash flow requirements (on a present value basis), and the estimated periodic changes in the performance of the financial guaranty portfolio.
The Company follows a two-step process for determining what to disclose about its loss estimates and how to disclose it:

1.	In order to determine which sectors, geographic concentrations and transactions to focus on in its disclosures, management prioritizes transactions with expected losses based on:

a.	how sensitive and variable the losses on these transactions are to changes in assumptions,

b.	how significant the subjective judgments are that are incorporated into the loss scenarios, and

c.	how material the losses generated by these transactions have been or could be in the future.

2.
In order to determine the amount and type of quantitative and/or qualitative disclosure to provide about a group of transactions or transaction, management considers the following factors, among others:

a.
whether the transactions are part of a group of transactions supported by similar homogeneous pools of assets (where movements in key assumptions affect all the transactions in a similar fashion) or are bespoke and/or idiosyncratic transactions;

b.
the level of interest in the transactions from investors (based on frequent communication with investors) and regulators, including the U.S. Securities and Exchange Commission (the "SEC") (as in the case of selected European transactions); and

c.
management's assessment of information available to it that could potentially impact estimates of expected loss and its assessment of how much of that information is easily accessed public information.

Based on the results of this process, which includes discussion among members of senior management across disciplines, including legal, surveillance, accounting, finance and actuarial, management determined that the most relevant information in terms of critical estimates relates to the sectors, geographic areas and transactions described below.
U.S. Residential Mortgage Backed Securities ("RMBS"): Since 2007, the U.S. RMBS sector has been the primary driver of the Company's losses incurred and losses paid. The loss estimates for this portfolio are based on subjective predictions of the cash flows of the assets within the insured transactions, and have been highly variable. As a result, the Company's most detailed loss disclosures, until very recently, have focused primarily on this sector.

The RMBS asset classes comprise transactions supported by large pools of homogeneous assets that react similarly to shifts in key assumptions, and their performance is driven by the cash flows generated by an identifiable pool of assets that can be estimated with generally accepted industry modeling and projection techniques using observable market data whenever available. However, these transactions may have complex cash flow structures and a reader of the financial statements does not have as much insight as the Company to the loan level losses and periodic performance of each insured transaction. Consequently, management calculated and disclosed its estimate of the sensitivity to movements in key measures using models that incorporated transaction-specific details and market observations.
Selected troubled public finance transactions: Public finance sectors are typically comprised of non-homogeneous transactions, so the estimation and projection of public finance transaction expected losses requires the consideration of a set of highly idiosyncratic and subjective inputs that may, and often do, differ for each transaction. There have been relatively few municipalities insured by the Company that experienced sufficient economic stress to cause them to be unable to fulfill all their financial obligations over the last several years. However, for those that did default - Detroit, Stockton, Jefferson County, Harrisburg and Greece - the outcomes were very different in terms of the form and amount of settlements and of ultimate losses and recoveries for the Company. The negotiation of settlements for such credits involves many parties, including the obligor, other creditors, bankruptcy court judges, valuation experts, emergency managers, local government officials, and attorneys. As the Company describes on page 47 of its Risk Factors section of the Form 10-K, a variety of factors impact the credit of public finance issuers including, among others: each municipality's financial health, willingness to pay, rating, local economy, political environment, legal environment, pension funding status, tax base, and demographic trends. In future filings, the Company plans to include some of these Risk Factor disclosures in its description of the loss estimation process in its Expected Loss to be Paid note to further draw the reader's attention to the inherently subjective nature of the loss estimates.
While many bonds within each category of public finance obligations (such as general obligation bonds that are supported by pledges to levy taxes, various revenue bonds, tax backed bonds and other types of public finance transactions) share similar features and characteristics, they generally will not all react similarly to general economic and financial market trends. This stands in contrast to RMBS and other structured finance insured obligations, whose performance is driven by the cash flows generated by an identifiable pool of assets that can be estimated with generally accepted industry modeling and projection techniques using observable market data.
The Company's disclosures in the public finance sector provide more granular detail regarding the Company's exposures than do its disclosures about U.S. RMBS. For example, the Company's disclosures about its exposure to the Commonwealth of Puerto Rico and its related authorities and public corporations include detailed par and debt service schedules (such as those on pages 107 - 111 of the Management's Discussion and Analysis of Financial Condition and Results of Operation (the "MD&A") and pages 153 - 155 of Note 3, Outstanding Exposure, of the Financial Statements and Supplementary Data section of its Form 10-K). Such quantitative disclosures of its exposures is supplemented with qualitative analysis about the risks and uncertainties affecting the issuers and the specific economic, political and/or legal issues affecting these transactions. The combination of the disclosure with the vast amount of publicly available information about the troubled public finance credits (particularly Puerto Rico) allows readers to make their own range of estimates of ultimate loss on specific credits, and apply that to the outstanding principal and interest of those credits in order to calculate a range of loss estimates.
Infrastructure transactions with refinancing risk: Certain significant transactions with refinancing risk are also separately disclosed (page 183) because of the magnitude of possible claim payments over the next several years, even though the Company expects to substantially recover all claim payments. The Company has disclosed the total maximum cash outflows that could be made under its financial guarantees for these insured transactions and the expected timing of such recoveries. The Company believes that its current disclosure provides sufficient insight into the Company's assumptions for claim payments and recoveries so as to provide the reader with timely relevant information to assess these exposures and management's estimates.
Selected Troubled European exposures: In response to the SEC's Division of Corporate Finance Disclosure Guidance in Topic No. 4, European Sovereign Debt Exposures, requesting disclosure of registrants' exposures to selected troubled European countries, the Company includes quantitative disclosure of its exposure to each European country it classifies as troubled, and a description of the financial condition of each of these countries. Similar to public finance transactions described above, the Company discloses quantitative par information and discusses the issues affecting each jurisdiction, which along with publicly available information allows readers to make their own assessment of estimated losses.
Other Structured Finance: With respect to other structured finance, the largest asset class in terms of expected losses is Triple-X life insurance securitizations. By the time the Company files its Form 10-Q for the second quarter of 2015, it will have significantly mitigated losses and reduced variability in this sector. Because of this, the Company does not believe that any other disclosure is warranted at this time. The expected losses on trust preferred securities collateralized debt obligations and other structured finance below-investment-grade transactions are smaller in comparison and the Company determined, based on its criteria above, that no further disclosure is warranted.
In conclusion, management believes the disclosure it provides is commensurate with the risks and possible variability and subjectivity inherent in each asset class, geographic location and transaction, provides sufficient and reasonable disclosure and meets the requirements of FCR 501.14. In most instances, sufficient information about the circumstances surrounding public entities with financial difficulties is publicly available so a reader can formulate an informed opinion about the likelihood of default and potential loss, and that reader can, with the detailed information about the amount and nature of exposure and timing of debt service payments that the Company discloses, estimate potential losses to the Company. This is in contrast to structured finance obligations, which often have complex cash flow structures and where management believes even an informed reader may have difficulty understanding and modeling various scenarios and sensitivities to changes in key assumptions. The Company continually evaluates the amount and type of loss disclosures provided and revises them as necessary based on updated facts and circumstances.
With the exception of certain tables of supplementary RMBS and Puerto Rico outstanding exposure data in the MD&A section of the Form 10-K, all accounting policies, accounting estimates, reserving methodology, status of legal rulings in litigation, key assumptions, and sensitivity analysis are located in the notes to the consolidated financial statements, which the Company believes is useful to the reader, and a cross reference to these notes is provided in the MD&A.

Notes to Consolidated Financial Statements
Note 7: Financial Guaranty Insurance Losses
Insurance Contracts’ Loss Information, page 186

2. Although you provide a single “economic loss development” amount for each class of exposure in your net expected loss to be paid table on page 165, you do not appear to disclose or quantify the significant components of this development as required by ASC 944-40-50-9a2 and 50-9a3. Please provide us proposed revised disclosure to be included in future periodic reports including this information or tell us where you have made this disclosure in your filing.

Company Response

In the Company's historical Form 10-Qs and Form 10-Ks, management has qualitatively disclosed instances where the economic loss development for any given sector was materially affected by changes in discount rates. However, in future filings beginning with its Form 10-Q for the quarter ended June 30, 2015, the Company will separate the economic loss development for the three months and six months ending June 30, 2015 between (1) changes due to accretion, (2) changes due to updating discount rates and (3) changes in timing and assumptions. The Company's financial guarantees require it to pay scheduled principal and interest when due, so both the timing and amount of the Company's expected claim payments are driven by the same assumptions about the performance of collateral (in the case of structured finance) or issuer behavior (in the case of public finance). Consequently, management believes that the distinction between a change in timing versus a change in assumption does not provide better or more relevant information. Please see the rollforward table below, which will be included in the Company's next Form 10-Q filing and thereafter.
Net Expected Loss to be Paid
After Net Expected Recoveries for Breaches of R&W
Roll Forward

	Three months ended June 30, 2015	Six months ended June 30, 2015

Expected loss to be paid, beginning of period
Economic loss development due to:
Accretion of discount
Changes in discount rates
Changes in timing and assumptions
Economic loss development
Losses paid
Expected loss to be paid, end of period

Note 8: Fair Value Measurement
Measured and Carried at Fair Value
Fixed-Maturity Securities and Short-Term Investments, page 193

3. You disclose that the fair value of bonds in your investment portfolio is generally based on prices received from third party pricing services or alternative pricing sources. Please provide us proposed revised disclosure to be included in future periodic reports that describes the procedures you perform to validate the valuations received from third party pricing services or alternative pricing sources.

Company Response

The Company has historically described the pricing methods used by third party pricing sources, which management has approved and validated. The following is additional disclosure that will be incorporated into the Company’s future periodic reports, beginning with its next Form 10-Q filing, in order to describe the procedures performed by management to validate the valuations.
"Annually, the Company reviews each pricing service’s procedures, controls and models used in the valuations of the Company’s investment portfolio, as well as the competency of the pricing service’s key personnel. In addition, on a quarterly basis, the Company holds a meeting of the internal valuation committee (comprised of individuals within the Company with market, valuation, accounting, and/or finance experience) that reviews and approves prices and assumptions used by the pricing services.

For Level 1 and 2 securities, the Company, on a quarterly basis, reviews internally developed analytic packages that highlight, at a CUSIP level, price changes from the previous quarter to the current quarter. Where unexpected price movements are noted for a specific CUSIP, the Company formally challenges the price provided, and reviews all key inputs utilized in the third party’s pricing model, and compares such information to management’s own market information.

For Level 3 securities, the Company, on a quarterly basis:

•	reviews methodologies, any model updates and inputs and compares such information to management’s own market information and, where applicable, the internal models,

•
reviews internally developed analytic packages that highlight, at a CUSIP level, price changes from the previous quarter to the current quarter, and evaluates, documents, and resolves any significant pricing differences with the assistance of the third party pricing source, and

•	compares prices received from different third party pricing sources, and evaluates, documents the rationale for, and resolves any significant pricing differences."

Note 11: Investments and Cash
Accounting Policy, 218

4. You indicate that you record the non-credit component of the change in fair value of securities in OCI. Given that approximately 90.4% of your investment portfolio is managed by external investment managers and that you have granted discretionary investment authority to these managers as disclosed on page 17, please demonstrate to us how you have the ability to assert that you have the intent to hold, or will not more-likely-than-not be required to sell, securities in an unrealized loss position.

Company Response

To ensure that the Company will have sufficient liquidity to meet its projected cash needs without selling securities over the coming quarter and year, the Company requires all external investment managers to hold a portion of their managed funds in cash/short-term investments. During 2014, the minimum required cash/short-term position was generally 5%. Each quarter the Company prepares a liquidity analysis comparing major projected cash inflows against major projected cash outflows to determine if the anticipated cash and short-term holdings of the Company during the forecast period will be sufficient to meet its projected liquidity needs during that period without the need to sell securities. When there is an extraordinary anticipated need for cash (such as the purchase of Radian Asset Assurance Inc. on April 1, 2015), the Company will agree to the sale of investments in advance. Management of the Company reviews each manager's cash and short term balances periodically for adherence to this guideline.
While the Company grants its external investment managers discretionary authority, it is important to note the following:

•	Investment discretion is not unlimited, but in fact, guidelines are quite narrow including quantitative thresholds.

•	The Company communicates with each manager quarterly to agree on sales of impaired securities prior to quarter close.

•	The Company has established controls and procedures to review whether external managers adhere to guidelines and directives.
External investment managers have discretionary investment authority only within a tight set of investment guidelines that direct (1) what investment assets are acceptable to purchase, and (2) how much investment gain or loss is acceptable each period. As part of the Company's normal financial closing procedures and controls, management of the Company meets with the external investment managers, either in person or by telephone, twice per quarter: once to discuss potential impaired securities in the investment portfolio or securities the external managers would like to sell over the following quarter, and once to discuss the performance of the investment portfolio. The external investment managers provide a list of securities they intend to sell in the subsequent periods and management approves such listing. If the security is in an unrealized loss position at the end of the period, the Company records an impairment.
The Company must approve, for each manager, the sale of all securities in an unrealized loss position unless the unrealized loss is less than $150,000 for any individual security and less than $1.0 million in aggregate for all securities, in the one month period after the reporting date. The Company reviews activity reports from each investment manager detailing the trades to verify that these thresholds have not been breached.
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In connection with its responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
You may contact Teresa Muñoz at (212) 893-7317, or me at (212) 261-5511 or (441) 278-6633, if you have any questions regarding our response to your comments.

Sincerely,

By:    /s/ Robert A. Bailenson
Name: Robert A. Bailenson
Title: Chief Financial Officer

cc:	Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance
Sharon Blume, Accounting Branch Chief, Division of Corporate Finance
Laura Bieling, Managing Director / Controller, Assured Guaranty
William Findlay, Managing Director of Accounting Policy, Assured Guaranty
Teresa Muñoz, Managing Director, Financial Reporting, Assured Guaranty